AMENDMENT
TO THE
AMENDED AND RESTATED BYLAWS
OF
MONEYGRAM INTERNATIONAL, INC.
March 2, 2016

This Amendment (this “Amendment”) to the Amended and Restated Bylaws of MoneyGram International, Inc., a Delaware corporation (the “Corporation”), adopted as of the date first written above, hereby amends the Bylaws of the Corporation pursuant to Section 7.01 of such Bylaws, as follows:
1.Section 3.11 is hereby deleted and replaced in its entirety with the following language:
SECTION 3.11. Removal. Subject to the rights of the holders of any series of Preferred Stock, or any other series or class of capital stock as set forth in the Certificate of Incorporation, to elect additional directors under specified circumstances, any director, or the entire Board of Directors, may be removed from office at any time, with or without cause, by the affirmative vote of the holders of at least eighty percent (80%) of the voting power of the then outstanding Voting Stock, voting together as a single class.